Exhibit 99.1

For Immediate Release

WEST FRASER TO SELL TWO PULP MILLS IN WESTERN CANADA TO ATLAS HOLDINGS

Both Mills to be Operated by Alberta-Based Pulp Industry Leader Millar Western Forest Products

Vancouver, B.C., and Greenwich, CT, September 22, 2023—West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) and Atlas Holdings (“Atlas”) today announced the signing of a definitive agreement for the sale of West Fraser’s Quesnel River Pulp mill in Quesnel, British Columbia and its Slave Lake Pulp mill in Slave Lake, Alberta to Atlas. Atlas owns and operates several pulp, paper and wood products businesses in Canada and the United States.

The agreement announced today includes related woodlands operations and timber holdings in Alberta and a long-term fibre supply agreement for the Quesnel River Pulp facility.

Upon closing of the transaction, the Quesnel River and Slave Lake pulp mills will be operated by Millar Western Forest Products (“Millar Western”), which joined the global Atlas family of manufacturing and distribution businesses in 2017. Millar Western is a more than 100-year-old Canadian forest products company headquartered in Edmonton with existing pulp mill operations in Alberta, establishing a strong foundation and a bright future for the Quesnel River and Slave Lake pulp mills.

Combined total cash proceeds from the sale are US$120 million.

“We believe this transaction provides these two great assets and teams a strong strategic future while allowing West Fraser to focus our resources on our objective to be the premier wood building products company in North America,” said Ray Ferris, West Fraser’s President & CEO. “Atlas Holdings and Millar Western bring deep experience in the pulp sector, and we look forward to continuing to work together as a key fibre supplier to Quesnel River Pulp.”

“This transaction will provide the dedicated and skilled teams at Quesnel River and Slave Lake with a solid future. Our team intends to continue investing in these high-quality mills and we look forward to collectively strengthening our product offerings and value proposition to the global BCTMP marketplace,” said David Anderson, CEO of Millar Western.

“Millar Western is highly respected as a leader in wood products in the region and beyond and we look forward to welcoming the Quesnel River and Slave Lake mills to the Atlas family of companies,” said Atlas Partner Neil Mahajan.

The transaction is anticipated to close following successful completion of customary regulatory reviews and satisfaction of customary closing conditions. West Fraser will provide a further update during its third quarter results conference call.

TD Securities Inc. is acting as exclusive financial advisor and McMillan LLP is acting as legal advisor to West Fraser. Davies Ward Phillips & Vineberg LLP is acting as legal advisor to Atlas.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. For more information about West Fraser, visit www.westfraser.com.

About Atlas Holdings

Headquartered in Greenwich, Connecticut and founded in 2002, Atlas and its affiliates own and operate 27 companies, which employ more than 50,000 associates across 300 facilities worldwide. Atlas operates in sectors such as automotive, building materials, capital equipment, construction services, food manufacturing and distribution, metals processing, packaging, paper, power generation, printing, pulp, supply chain management and wood products. Atlas’ companies together generate approximately $16 billion in revenues annually. For more information about Atlas Holdings, visit www.atlasholdingsllc.com.

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws. These forward-looking statements include, among other things, the completion of the transaction and expected closing date, and the realization of expected benefits from completion of the transaction, including continued supply of fibre and maintenance of integrated fibre supply chain. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us considering our experience and our perception of historical trends and current conditions and are subject to inherent risks and uncertainties including our ability to successfully complete regulatory reviews and satisfy closing conditions, and our ability to supply and Millar Western’s ability to consume fibre.

Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2022, each dated February 14, 2023, as updated in our management’s discussion and analysis for the six months ended June 30, 2023, dated July 26, 2023, available at SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar.shtml). There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders. Except as may be required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

For West Fraser:

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com

For Atlas Holdings:

Deborah Bacal

Senior Consultant

416 457-6354

atlasholdingsllcmedia@crestviewstrategy.com